SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF SECURITIES EXCHANGE ACT OF 1934

PE
9-1-02

For the month of September, 2002

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc
(Translation of Registrant's Name Into English)

31 Gresham Street, London, England, EC2V 7QA
(Address of Principal Executive Offices)

(Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _x_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______)

For immediate release 7.00am 5 September 2002

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC
UNAUDITED PRELIMINARY RESULTS FOR THE FULL YEAR ENDED 30 JUNE 2002

The Board of Schroder Ventures International Investment Trust plc ("SVIIT") today announces its unaudited preliminary results for the full year ended 30 June 2002.

Highlights include:

- NAV per share increased by 1.5% to 413.7p (June 2001: 407.6p).
- Recapitalisation of Homebase, returning £14 million of SVIIT's £20 million original cost.
- Write-up of Homebase to £36.8 million from a remaining attributable cost of £6 million.
- Partial realisation of Japanese property management group Xymax at a 34.3% premium to June 2001 value.
- Compound growth rate in NAV per share of 16.9% per annum over five years.

John McLachlan, Chairman of SVIIT, commented:

"Against the current market and economic background, SVIIT has shown a further robust performance. A combination of a strong portfolio of companies, which are performing well in a difficult economic and business climate, and positive foreign exchange movements, particularly in the latter half of the year, has resulted in an increase in net assets of 1.5%.

SVIIT's long-term performance continues to be very solid; over the last five years the compound growth of the net asset value per share has been 16.9% per annum, out-performing key quoted competitors and relative stock market indices."

For further information, please contact:

Schroder Ventures International Investment Trust plc
John McLachlan/Nick Ferguson 020 7010 8911

Schroder Ventures (London) Limited
Alice Todhunter 020 7010 8925

GCI Financial
Emily Morris/Annabel O'Connor 020 7072 4226

Copies of this press release and other corporate information can be found on the internet at http://www.sviit.co.uk.

31 Gresham Street, London EC2V 7QA Tel 020 7658 6000 Fax 020 7658 3538
Registered office at above address. Registered in England Number 3066856

Chairman & CEO's Statement

Portfolio Activity

With global markets falling in excess of 20% and the economic and business environment weakening, the twelve months to 30 June 2002 has been one of the most difficult periods for investment markets in the last twenty years.

Against this uncertain market backdrop, SVIIT's performance over the year has been robust. SVIIT has a strong underlying portfolio of companies, with good cash generation, tight cost controls and well-structured balance sheets and as a result the overall valuation of the portfolio has remained relatively stable. In addition, SVIIT has benefited from positive foreign exchange movements, especially in the latter half of the year, which have contributed £6.7 million to net assets since June 2001 (£11.1 million since December 2001). As a result, net assets have increased by 1.5% over the year to £423.1 million – 413.7p per share (June 2001: £416.9 million - 407.6p per share).

Performance has been particularly strong in Japan and Europe, with the partial realisation of the Japanese property management company, Xymax and the write-up and subsequent recapitalisation of Homebase.

Homebase continues to perform well and has been written up again to £36.8 million.

Schroder Ventures (London) Limited (SVLL) & Schroder Ventures North America Inc. (SVNA)

The new business initiated before the beginning of the year when SVLL and SVNA were purchased by SVIIT has met its key milestones. In very difficult market conditions, a first private equity fund of funds of 242 million was raised as a joint venture with Schroders plc and other business contracts have been successfully executed.

The next twelve months will see a number of new business initiatives progressed. Later this year, together with Schroders plc, we will be launching a second private equity fund of funds which, like its predecessor, will be targeted at institutional and high net worth investors and again will offer a broad exposure to top performing private equity groups globally. We expect to launch other new products during the course of the next year.

We have for some time been reviewing the interface between the public and private equity markets. We see considerable opportunities for profitable investment in this area and have recruited two seasoned equity investors to join the team and develop a value investing facility in small/mid-cap companies, using private equity techniques. Over the next 18–24 months SVIIT will invest up to £15 million (approximately 3.5% of our net assets) in special situations where private equity techniques can be applied. If this initiative is successful we intend raising third party funds in due course.

Board

Having been a Director of SVIIT since its listing on the London Stock Exchange in May 1996 and wishing to reduce his commitments, Peter Sedgwick retired from the Board in May. The Directors are very grateful to Peter for his invaluable contribution during the first six successful years of SVIIT's existence.

Also in May, Andrew Sykes and Andrew Williams joined the Board.

Andrew Sykes is a Director of Schroders plc and Chairman of Schroder & Co. and has responsibility for Schroders' Private Equity, Property and Structured Products businesses. In addition, he is a member of the Group Management Committee and is on the Investment Committee of the Schroder Private Equity Fund of Funds.

Andrew Williams, who joined Schroder Ventures in 1995, is Chief Executive of SVLL and Managing Principal of SVNA. He is responsible for the day to day activities of SVLL and SVNA and is also a member of the Investment Committee for the Schroder Private Equity Fund of Funds.

Convertible Bond

In order to provide SVIIT with greater flexibility to commit to new private equity funds, in November 2001 we issued £40 million subordinated convertible bonds, which are convertible into fully paid ordinary shares and were listed on the London Stock Exchange in July. The conversion price for these bonds will be 399p (see note on page 26). Based on this conversion price and taking into the account the effect of the outstanding options over ordinary shares, the fully diluted net asset value per share would be 411.4p (see note on page 26).

Change of Year-end

In order to improve administrative efficiency, particularly in relationship to the timing of budget preparation, your Board intends to change SVIIT's year-end from 30 June to 31 December. Therefore, a further audited report and accounts will be produced for the six-month period to 31 December 2002, followed by an AGM in May 2003. The next full financial year will be the year ending 31 December 2003.

Outlook

Continuing market declines and the weakening economic climate indicate that the outlook for private equity will remain challenging, at least in the short term. However, SVIIT has a well-structured portfolio and a strong team, based in London and Boston, who continue to pursue new business initiatives. Importantly, the long term performance of private equity continues to lead investors to increase their allocation to this area, and your Company remains well positioned to take advantage of this.

The long-term performance of SVIIT continues to be very solid; over the last five years the compound growth of the net asset value per share has been 16.9% per annum, out-performing key quoted competitors and relative stock market indices.

Annual General Meeting

The Annual General Meeting will be held at 12.00pm on 26 November 2002 at 31 Gresham Street, London EC2V 7QA and will, as in previous years, include a presentation on the activities of the Company.

Recent Events

Since the year-end, public markets have fallen further and whilst markets rebounded to some extent at the beginning of August, both the public markets and economic environment remain unsettled. The declines in public markets will have had some impact on the value of the key comparable quoted companies used to value the portfolio, however, since the year-end we have had no reports of any significant changes in the earnings of the underlying companies.

John J. McLachlan
Chairman

Nick Ferguson
Chief Executive

Overview

In the year to 30 June 2002, SVIIT's net assets increased by 1.5% to £423.1 million, equivalent to 413.7p per share (June 2001: £416.9 million - 407.6p per share).

The increase is principally a product of two factors. Firstly, at the underlying portfolio company level, cash generation leading to reduced debt levels, as well as profit performance, has meant that the overall valuation of the portfolio has remained stable. Secondly, SVIIT has benefited from positive foreign exchange movements, especially in relation to the Euro, which have contributed £6.7 million to net assets during the year to 30 June 2002 (£11.1 million since December 2001).

Whilst the overall valuation of the portfolio has remained relatively unchanged, there have been two principal changes in specific underlying company valuations. Austriamicrosystems, which was written-down at December 2001, has been written-down further due to a combination of lower comparable EBIT multiples and continuing poor sales visibility in its key markets. In addition, Homebase, which was written-up at December 2001 and subsequently underwent a recapitalisation in April 2002 that returned the majority of the cost of the investment to investors, has been written-up again to £36.8 million. The remaining attributable cost is £6 million.

As indicated in December 2001, the level of completed transactions has declined compared to the same period last year, with 15 new and 44 follow-on investments made during the year and total calls paid of £77.5 million (June 2001: £155.4 million). With public markets remaining fragile and the economic outlook uncertain, many companies are finding themselves under increasing pressure to sell non-core assets and we expect the level of new investments to pick up in the next 12-18 months.

In addition to reduced investment activity, an uncertain economic outlook, public market volatility and reduced M&A activity have also resulted in a difficult environment for realisations. SVIIT received a total of £49.0 million of distributions during the year (June 2001: £51.9 million), dominated by the recapitalisation of Homebase, which returned £14 million of SVIIT's original cost of the investment (£20.0 million) and the partial realisation of Xymax, for which SVIIT received £9.5 million at a 34.3% premium to its June 2001 value.

As a function of a maturing portfolio and the reduced level of new investments, only 17% of the portfolio is valued on a cost basis (June 2001: 58%). The proportion of the portfolio valued on an earnings basis has risen markedly to 60%, compared to 22% in June 2001. Again, this is simply a reflection of the overall maturity of the portfolio with a number of the larger companies, such as Memec and Homebase, revalued from cost.

The portfolio continues to be weighted to Multinational and Continental European companies (37% and 21% respectively) with the remainder of the portfolio broadly split between companies based in North America, Asia and the UK.

The composition of the Twenty Largest Underlying Companies, which represent 76% of the portfolio (June 2001: 74%), remains similar to June 2001, with only three new entrants: Cognis, which was acquired in November 2001; TFL, which was acquired in March 2001; and Euro Dental, which was originally acquired in January 2000. As a result of these new entrants, Twinwood, Thoughtworks and Matra Plast no longer form part of the Twenty Largest Underlying Companies.

Fund Transactions

The number of portfolio companies held by the 23 Schroder Ventures and Permira funds in which SVIIT has invested remained constant at 151.

As noted above and indicated in December 2001, the level of completed transactions during the year has decreased, with 15 new investments made during the year (June 2001: 25). This decrease in the level of new investments continues to be influenced by unrealistic pricing expectations by vendors, coupled with difficulties in valuing target companies due to lack of corporate earnings visibility in the face of a challenging economic climate. It is expected that the level of new investments will pick up over the next 12-18 months as companies come under increasing pressure to raise capital from sources other than the public capital markets.

The largest single acquisition since June 2001 is Cognis, the speciality chemicals group, which was acquired from Henkel in November 2001 and represents 8.18% of net assets.

Valuation Changes

There have been a number of revaluations since June 2001, with eight of the Twenty Largest Underlying Companies and 40.8% of net assets moving from a cost valuation to an EBIT or P/E valuation. The two most significant revaluations are those of Memec and Homebase.

Memec, which has been valued on an EBIT basis and represents 14.10% of SVIIT's net assets, is a global semiconductor distribution company. The semiconductor industry has been adversely affected by a drop in end-user demand in many of its key markets and the downturn has obviously affected Memec, whose revenues and profits are lower than in previous periods. Tight cost controls and good cash generation have enabled the company to reduce debt significantly thereby lessening the impact of the downturn. The June 2002 valuation of £59.7 million is slightly above cost (a result of positive foreign exchange movements), and is based on a discount to the average EBIT multiples of its key quoted comparables. Since June 2002, Memec has undergone a recapitalisation returning approximately 8% of the cost of the investment.

The most significant write-up during the year was Homebase, the UK DIY retailer. Homebase was written-up at December 2001 and subsequently underwent a recapitalisation in April 2002, returning the majority of the cost of the investment to investors. The company has been written-up further on an EBIT basis to £36.8 million against a remaining attributable cost of £6 million. Homebase has continued to perform in-line with expectations and the valuation is based on a discount to EBIT multiples of a basket of key comparable quoted companies.

Another write-up during the year has been Market Place Media (MPM). MPM was acquired in July 2001 and is a media placement and promotions company specialising in the university, multi-cultural and military markets and is headquartered in Santa Barbara, California. Since the year-end, SVIIT's entire holding in MPM has been sold at a 62% premium to the December 2001 valuation, which was at cost. SVIIT has received £4.5 million from this sale to date.

Company	**30 June 2002 Valuation £'000**	**30 June 2001 Valuation £'000**	**Change in Period £'000**
Homebase	36,773	*6,015	30,758
Market Place Media	4,741	**2,928	1,813

* the remaining attributable cost of the investment following the return of capital in April 2002

** Market Place Media was acquired in July 2001, hence the June valuation reflects cost at the time of purchase.

Global economic uncertainty and volatility in public markets continues to delay exit opportunities and whilst there were some signs of improvement in the IPO market earlier in 2002, the fall in quoted markets since June is likely to further delay any significant recovery in this market. That said, although the public markets remain all but closed to new issues they are not the only exit route available from investments, as illustrated by the partial sale of Xymax, the recapitalisation of Homebase and more recently Memec. During the year, SVIIT received a total of £49.0 million (June 2001: £51.9 million) from full and partial realisations at an average uplift of 31%.

The two most significant realisations during the year were the recapitalisation of Homebase and the partial realisation of Xymax referred to above.

Company	**Proceeds £'000**	**30 June 2001 Valuation £'000**	**Cost £'000**
Xymax (partial)*	9,486	6,231	1,145

* costs and valuation at 30 June 2001 has been pro-rated to reflect the partial realisation

SVIIT's holding in Xymax, a Japanese property management company, was partially realised via a trade sale in May. SVIIT received £9.5 million from this realisation, at an uplift of 34.3% to the June 2001 valuation. SVIIT's remaining holding in Xymax is valued on a discounted Third Party basis at £5.2 million.

There has been one significant write-down in the portfolio, Austriamicrosystems (formerly AMS).

Company	**30 June 2002 Valuation £'000**	**30 June 2001 Valuation £'000**	**Change in Period £'000**
Austriamicrosystems (AMS)	15,958	37,128	(21,170)

Austriamicrosystems was written down by 25% in December 2001. As a result of continuing low visibility in its core markets and a reduction in the EBIT multiples of the key comparable companies used for the valuation, the company has been written down by a further 35%.

Valuation Basis (by value)

As noted above, only 17% of the portfolio is valued on a cost basis, compared to 58% in June 2001. The lower percentage of companies valued on a cost basis is a reflection of a number of larger portfolio companies, such as Memec, Kiekert and Hogg Robinson, being re-valued on a P/E or EBIT basis and fewer new investments.

Whilst lower than June 2001, there is a marked reduction in the percentage of the portfolio valued on a P/E basis since December 2001 (20%). The reduction in the second half of the year is chiefly due to Homebase now being valued on an EBIT basis following its recapitalisation and the remaining holding in Xymax now being valued on a Third-Party basis.

The obvious increase in companies being valued on an EBIT basis is a result of the portfolio's maturity, with a number of companies moving from a cost to an EBIT valuation.

The slight reduction in SVIIT's exposure to quoted stocks is partly due to realisations, but is mainly a result of the fall in the share-prices of the quoted portfolio, especially in Germany and Asia. The increase in companies whose value has been written down is as a result of the revaluation of Austriamicrosystems.

	30 June 2002 **% (by Value)**	**30 June 2001** **% (by Value)**
Cost	17	58
Written Up - P/E	3	10
Written Up - EBIT	57	12
Written Up - Third Party	5	3
Quoted	9	12
Written Down	9	5
	100	100

(Under British Venture Capital Association (BVCA) valuation guidelines, investments are normally carried at cost, less a provision if appropriate, for at least the first 12 months after acquisition.)

The weighted average P/E multiple used in valuing the relevant portfolio companies has decreased to 13.5 (June 2001: 18.1). After a range of discounts, investments valued on a P/E basis are effectively valued at 9.9 times earnings (June 2001: 14.5), a reduction of 32%.

The weighted average EBIT multiple used in valuing the relevant portfolio companies has increased slightly to 9.4 (June 2001: 9.1). After a range of discounts, investments valued on an EBIT basis are effectively valued at 6.8 times earnings (June 2001: 6.8). This weighted average number is influenced by the higher than average EBIT multiples used for the valuation of the semiconductor companies, which represent 23% of the portfolio. The average discounted EBIT multiple for non-semiconductor companies, which represent 40% of the portfolio, has actually fallen from 6.7 in June 2001 to 4.9 in June 2002.

The average discount applied to quoted investments has decreased to 16% (June 2001: 21%). This reduction is principally due to the unusually high discount that was applied to Twinwood's share price in June 2001.

Geographical and Sector Distribution (by value)

Given the global nature of the businesses of many of SVIIT's portfolio companies, despite many of them being headquartered in Europe, the portfolio continues to have a significant weighting to Multinational companies, now representing 37% of the portfolio. SVIIT's combined weighting to Continental European and Multinational companies has remained constant year on year at 58%.

Geographical Analysis

	30 June 2002 % (by Value)	30 June 2001 % (by Value)
Multinational (International)	37	30
Continental Europe	21	28
North America	16	17
UK	16	13
Far East/Asia Pacific	10	12
	100	100

SVIIT's portfolio is mainly focused on three sectors: Computer/other electronics, Medical/health and Consumer, which together represent 70% of the portfolio.

Over the year, the portfolio's exposure to Computer/other electronics (26% of the portfolio) has continued to decline, driven by a combination of increased investment in other sectors, realisations and the write-down of Austriamicrosystems. Of the 26%, 22.9% relates to companies that provide hardware materials (e.g. semiconductors), 1.5% to IT business to business consultancy and 1.6% providing IT services directly to consumers. The slight increase in SVIIT's exposure to Consumer is accounted for by the write-up of Homebase, and the increase in its exposure to Chemicals is due to the acquisition of Cognis.

Sector Analysis

	30 June 2002 % (by Value)	30 June 2001 % (by Value)
Computer/other electronics	26	34
Medical/health	24	23
Consumer	20	17
Industrial products/services	10	13
Chemicals	9	1
Other manufacturing	6	5
Other services	3	3
Construction	2	3
Transportation	0	1
	100	100

Portfolio Maturity

The average age of the portfolio remains low, with 74% of the investments being held for three years and under (June 2001: 76%). The tables below show the ageing of the portfolio at 30 June 2002.

Investments in Companies (£ million)

30 June 2002

	W/Down	Cost	EBIT/PE/ Third Party	Quoted	Total
1992 & prior	0.4	-	0.8	8.0	9.2
1993	-	-	0.2	2.1	2.3
1994	-	-	0.8	-	0.8
1995	0.1	-	1.9	2.2	4.2
1996	2.5	0.4	5.7	0.1	8.7
1997	0.2	-	25.8	4.5	30.5
1998	0.9	0.5	40.2	1.4	43.0
1999	1.0	1.2	16.0	15.3	33.5
2000	35.3	24.7	130.6	4.3	194.9
2001	-	45.2	58.0	0.8	104.0
2002	-	2.9	-	-	2.9
Total	40.4	74.9	280.0	38.7	434.0

Investments in Companies (£ million)

30 June 2001

	W/Down	Cost	EBIT/PE/ Third Party	Quoted	Total
1992 & prior	0.4	0.0	0.9	9.2	10.5
1993	0.0	0.0	0.2	3.2	3.4
1994	0.3	0.0	0.9	0.0	1.2
1995	0.2	0.0	1.6	1.9	3.7
1996	4.4	0.0	8.8	0.1	13.3
1997	0.1	1.1	27.4	1.8	30.4
1998	0.7	4.9	33.6	3.3	42.5
1999	1.2	7.3	14.3	20.7	43.5
2000	14.2	174.9	13.5	6.1	208.7
2001	0.0	40.7	0.0	0.0	40.7
Total	21.5	228.9	101.2	46.3	397.9

Deal Type

Management Buy-Outs/Ins continue to dominate the portfolio, representing 79% of the portfolio (June 2001: 73%). The decrease in development capital to 17% (June 2001: 23%) is mainly a result of realisations.

	30 June 2002	**30 June 2001**
	%	**%**
Early stage/Start-up	4	4
Development	17	23
Buy-Outs/Ins	79	73
	100	100

Fund Commitments

At 30 June 2002, SVIIT had total uncalled commitments of £403.2 million to nine funds (June 2001: £456.3 million to nine funds).

During the year, the International Life Sciences Fund III (ILSF III), advised by Schroder Ventures Life Sciences had a first closing at US$147.7 million. Since the year-end, ILSF III has had a further close at US$254 million and is scheduled to have a final close in the first quarter of 2003. SVIIT has committed US$75 million to this new fund.

Uncalled Fund Commitments	Amount Called (Local Currency)	Amount uncalled (Local Currency)	SVIIT uncalled commitment* £m
Permira Europe I	189.1m	6.9m	4.4
Permira Europe II	307.5m	442.5m	286.7
The Japan Venture Fund III	¥2,728.4m	¥711.6m	3.9
Schroder Ventures Asia Pacific Fund***	US$50.2m	US$58.4m	38.3
Schroder Ventures US Fund	US$45.5m	US$27.7m	18.2
Schroder Canadian Buy-Out Fund II	C$17.0m	C$0.9m	0.4
Schroder Canadian Buy-Out Fund III	C$14.0m	C$36.5m	15.7
Schroder Ventures International Life Sciences Fund II	US$69.4m	US$12.3m	8.1
International Life Sciences Fund III**	US$2.2m	US$42.0m	27.5
Total			£403.2

*Based on exchange rates at 30 June 2002
** Based on amount committed to first close (US$44.2 million), following the second closing of the fund after the year-end, SVIIT has committed US$75 million in total.
*** Callable commitments to this fund have been reduced by 20%.

Portfolio Performance

Distributions from realisations of £49.0 million were at an average premium of 31% to the 30 June 2001 valuations.

Calls payable during the period amounted to £77.5 million to fund 15 new and 44 follow-on investments.

SVIIT's return on its holdings of Schroder Ventures and Permira funds is summarised below:

	Twelve months to 30 June 2002 £m	Twelve months to 30 June 2001 £m
Opening Valuation	387.0	327.2
Calls Payable	77.5	155.4
Distributions Receivable	(49.0)	(51.9)
	415.5	430.7
Increase/(Decrease) in Value of Portfolio	7.3	(43.7)
Closing Portfolio	422.8	387.0

Cash & Marketable Securities

At 30 June 2002, SVIIT's gross cash balance of £40.3 million (June 2001: £32.0 million) was held principally in a portfolio of short dated treasury bills, reflecting anticipated short-term cash flows. The overall performance of sterling during the year resulted in a modest gain on exchange on cash and marketable securities of £0.5 million.

Conclusion

A combination of a strong portfolio of companies, which are performing well in a difficult economic and business climate, and positive foreign exchange movements, particularly in the latter half of the year, has resulted in an increase in net assets of 1.5%. This increase compares to a fall in the FTSE World Index (Sterling adjusted) of 22.5% over the same period. Over five years, SVIIT has reported compound annual growth in net assets per share of 16.9% per annum, which compares to a compound return of 1.4% per annum for the FTSE World Index (Sterling adjusted) over the same period.

Market declines and a weakening economic climate indicate that the next twelve months will be challenging, for both public and private equity markets. In the short term, any marked increase in the rate of realisations will be dependent on improved M&A activity and public market stability. However, these conditions provide clear buying opportunities for private equity managers and SVIIT is ideally placed to capitalise on this.

Twenty Largest Underlying Companies

In the following pages, we show SVIIT's twenty largest investments by value as at 30 June 2002.

Memec (UK)

Company (£000's)	
Cost	56,438
Value	59,658
Date of Acquisition	Oct 2000

Memec is a global specialist semiconductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific regions. The valuation basis is EBIT; the holding represents 14.10% of SVIIT's net assets.

Homebase (UK)

Company (£000's)	
Cost	5,866
Value	36,773
Date of Acquisition	Mar 2001

Homebase is a retailer of DIY ("Do it Yourself") products in the UK. The brand is particularly strong at the "softer" end of the market – which includes home accessories, decorative and gardening products. Homebase operates nearly 300 stores across the UK and Eire. The company underwent a recapitalisation in April 2002 returning the majority of the cost of the investment to investors. The valuation basis is EBIT; the holding represents 8.69% of SVIIT's net assets.

Cognis (Germany)

Company (£000's)	
Cost	33,652
Value	34,611
Date of Acquisition	Nov 2001

Cognis is the chemicals products business of Henkel and a leading world-wide supplier of speciality chemicals which was carved out from Henkel in 1999. The three divisions of the Cognis Group – Oleochemicals, Care Chemicals and Organic Specialities – supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers. The valuation basis is cost in fund currency; the holding represents 8.18% of SVIIT's net assets.

Hogg Robinson (UK)

Company (£000's)	
Cost	24,154
Value	24,749
Date of Acquisition	June 2000

Hogg Robinson is a services company comprising two principal activities: international business travel and outsourced employee benefit services. The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing. The valuation basis is EBIT; the holding represents 5.85% of SVIIT's net assets.

Leica Microsystems (Germany)

Company (£000's)	
Cost	11,803
Value	18,718
Date of Acquisition	Mar 1998

Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semiconductor industries. The company has leading positions in most of its markets and a strong track record in product innovation. The valuation basis is EBIT; the holding represents 4.42% of SVIIT's net assets.

Sirona Dental Systems Group (Germany)

Company (£000's)	
Cost	15,994
Value	17,971
Date of Acquisition	Nov 1997

Sirona is a manufacturer of professional dental equipment with its own distribution network. The company is a total system provider of dental equipment and is recognised globally for providing high quality, technologically superior products covering nearly the entire product range for the dental practice. The valuation basis is EBIT; the holding represents 4.25% of SVIIT's net assets.

Austriamicrosystems (formerly AMS) (Austria)

Company (£000's)	
Cost	36,135
Value	15,958
Date of Acquisition	June 2000

Austriamicrosystems designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application – Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end-customer markets. The valuation basis is write-down; the holding represents 3.77% of SVIIT's net assets.

Takko (Germany)

Company (£000's)	
Cost	17,347
Value	15,880
Date of Acquisition	Mar 2000

Takko is a retailer of fashionable "value for money" clothing targeting the young family and women aged between 25 and 40. It runs over 520 stores in Germany and Austria. The valuation basis is write-down; the holding represents 3.75% of SVIIT's net assets.

Kiekert (Germany)

Company (£000's)	
Cost	14,545
Value	15,177
Date of Acquisition	Sept 2000

Kiekert produces complete systems for all devices that open, close, lock and unlock cars and has operated in this market since 1920. Products include highly integrated system locks as well as complex door modules. The valuation basis is EBIT; the holding represents 3.59% of SVIIT's net assets.

AP Plasman (Canada)

Company (£000's)	
Cost	11,131
Value	10,139
Date of Acquisition	Sept 2000

AP Plasman is an integrated group of five companies providing moulds and plastic components in addition to the painting and finishing of parts, primarily for the automotive industry. The valuation basis is EBIT; the holding represents 2.40% of SVIIT's net assets.

Grammer (Germany)

Company (£000's)	
Cost	9,288
Value	10,034
Date of Acquisition	June 2001

Grammer supplies seating equipment to the automotive/commercial vehicle industry. The company serves three different segments of the automotive/commercial vehicle industry: automotive equipment (mainly seating utilities), commercial vehicle driver seats and commercial vehicle passenger seats. The valuation basis is EBIT; the holding represents 2.37% of SVIIT's net assets.

Parkway Holdings (Singapore)

Company (£000's)	
Cost	19,719
Value	9,237
Date of Acquisition	Dec 1999

Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted; the holding represents 2.18% of SVIIT's net assets.

EEMS (Italy)

Company (£000's)	
Cost	1,750
Value	8,891
Date of Acquisition	May 1999

EEMS performs assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules, which are used in PCs, telecoms and the automotive industry. The valuation basis is EBIT; the holding represents 2.10% of SVIIT's net assets.

Betts Group Holdings (UK)

Company (£000's)	
Cost	6,312
Value	8,593
Date of Acquisition	Nov 1998

Betts is a specialist packaging and injection-moulding business focused on the pharmaceutical and oral care markets. Betts makes toothpaste and pharmaceutical tubes, asthma inhalers and other specialised packaging in plants located in the UK, US, Poland and Asia. The valuation basis is EBIT; the holding represents 2.03% of SVIIT's net assets.

Mesa Communications (USA)

Company (£000's)	
Cost	8,766
Value	8,507
Date of Acquisition	Mar 2000

Mesa is an independent owner and manager of wireless communication towers, growing aggressively through acquisition and development in the US. The valuation basis is cost in fund currency; the holding represents 2.01% of SVIIT's net assets.

Washtec (Germany)

Company (£000's)	
Cost	5,939
Value	6,613
Date of Acquisition	Feb 1998

Washtec was formed from the merger of California Kleindienst and Wesumat, and manufactures car wash equipment. Permira funds had previously invested in California Kleindienst. The valuation basis is quoted; the holding represents 1.56% of SVIIT's net assets.

XYMAX (Japan)

Company (£000's)	
Cost	738
Value	5,212
Date of Acquisition	Jan 2000

XYMAX (formerly Recruit Building Management Ltd) is a property management company managing over 250 office buildings mainly located in the Tokyo and Osaka metropolitan area. XYMAX provides services to two different market segments: the sub-leasing market for small to medium sized building owners, and the property management market for institutional real estate investors. The valuation basis is Third Party; the holding represents 1.23% of SVIIT's net assets.

Euro Dental (Germany)

Company (£000's)	
Cost	3,662
Value	5,182
Date of Acquisition	Jan 2000

Euro Dental is a leading mail order house for dental consumables in Germany. The company has two subsidiaries, Krugg, the market leading distributor of dental consumables in Italy and a small start-up company called Dentranet, which is aimed at exploiting e-commerce opportunities in the German dental consumables market. The valuation basis is EBIT; the holding represents 1.22% of SVIIT's net assets.

Comact (Canada)
(formerly GBA Industrial Equipment)

Company (£000's)	
Cost	2,736
Value	5,002
Date of Acquisition	June 1997

Comact is a Canadian manufacturer of industrial equipment for the sawmill, paper, hydroelectric and aluminium industries, with 75% of consolidated revenues arising from sales of sawmill equipment. The valuation basis is EBIT; the holding represents 1.18% of SVIIT's net assets.

TFL (Germany)

Company (£000's)	
Cost	4,724
Value	4,955
Date of Acquisition	Mar 2001

TFL is a supplier of speciality chemicals to the leather processing industry. Established in 1996 as a joint venture between two of the world's leading chemical companies, TFL, with six production sites worldwide, has positioned itself as a supplier of the full product range for all stages of the leather production process, providing a single source for its customers (predominantly tanneries). The valuation basis is EBIT; the holding represents 1.17% of SVIIT's net assets.

Schroder Ventures International Investment Trust plc
Unaudited Results

CONSOLIDATED STATEMENT OF TOTAL RETURN
(incorporating the Revenue Account)

	For the year ended to 30 June 2002			For the year ended to 30 June 2001		
	Revenue £'000	**Capital £'000**	**Total £'000**	Revenue £'000	Capital £'000	Total £'000
Realised gains on investments	-	11,914	11,914	-	4,774	4,774
Unrealised losses on investments	-	(4,202)	(4,202)	-	(49,190)	(49,190)
Gains/(losses) on investments	-	7,712	7,712	-	(44,416)	(44,416)
Exchange gains/(losses)	3	42	45	-	(755)	(755)
Income	7,674	-	7,674	5,616	-	5,616
Expenses	(7,293)	-	(7,293)	(2,235)	-	(2,235)
Net return/(deficit) before finance costs and taxation	384	7,754	8,138	3,381	(45,171)	(41,790)
Interest payable and similar charges	(1,832)	-	(1,832)	(583)	-	(583)
Net (deficit)/return on ordinary activities before taxation	(1,448)	7,754	6,306	2,798	(45,171)	(42,373)
Tax on ordinary activities	(105)	-	(105)	(141)	-	(141)
(Deficit)/return on ordinary activities after taxation	(1,553)	7,754	6,201	2,657	(45,171)	(42,514)
Minority interest - equity	(2)	16	14	(2)	104	102
(Deficit)/return on ordinary activities after tax and minority interest attributable to equity shareholders	(1,555)	7,770	6,215	2,655	(45,067)	(42,412)
Dividends	-	-	-	(1,841)	-	(1,841)
(Deficit)/return on ordinary activities	(1,555)	7,770	6,215	814	(45,067)	(44,253)
(Deficit)/return per ordinary share	(1.52)p	7.60p	6.08p	2.60p	(44.07)p	(41.47)p

The revenue column of this statement is the Group's profit and loss account. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the year.

Schroder Ventures International Investment Trust plc
Unaudited Results

COMPANY STATEMENT OF TOTAL RETURN
(incorporating the Revenue Account)

	For the year ended to 30 June 2002			For the year ended to 30 June 2001		
	Revenue £'000	**Capital £'000**	**Total £'000**	Revenue £'000	Capital £'000	Total £'000
Realised gains on investments	-	**11,654**	**11,654**	-	4,564	4,564
Unrealised losses on investments	-	**(3,587)**	**(3,587)**	-	(48,645)	(48,645)
Gains/(losses) on investments	-	8,067	8,067	-	(44,081)	(44,081)
Exchange losses	-	**(91)**	**(91)**	-	(755)	(755)
Income	**1,638**	-	**1,638**	5,218	-	5,218
Expenses	**(927)**	-	**(927)**	(2,070)	-	(2,070)
Net return/(deficit) before finance costs and taxation	**711**	**7,976**	**8,687**	3,148	(44,836)	(41,688)
Interest payable and similar charges	**(1,832)**	-	**(1,832)**	(583)	-	(583)
Net (deficit)/return on ordinary activities before taxation	**(1,121)**	**7,976**	**6,855**	2,565	(44,836)	(42,271)
Tax on ordinary activities	**(116)**	-	**(116)**	(141)	-	(141)
(Deficit)/return on ordinary activities after taxation	**(1,237)**	**7,976**	**6,739**	2,424	(44,836)	(42,412)
Dividends	-	-	-	(1,841)	-	(1,841)
(Deficit)/return on ordinary activities	**(1,237)**	**7,976**	**6,739**	583	(44,836)	(44,253)
(Deficit)/return per ordinary share	**(1.21)p**	**7.80p**	**6. 59p**	2.37p	(43.84)p	(41.47)p

The revenue column of this statement is the Company's profit and loss account. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the year.

Schroder Ventures International Investment Trust plc
Unaudited Results

BALANCE SHEETS

	30 June 2002		30 June 2001	
	Group £'000	Company £'000	Group £'000	Company £'000
Tangible fixed assets	296	-	-	-
Fixed asset investments				
Funds and co-investments	422,823	401,348	387,030	362,859
Fixed interest securities	31,000	31,000	24,853	24,853
Investment in subsidiaries	-	29,560	-	30,194
Total fixed assets	454,119	461,908	411,883	417,906
Current assets				
Debtors	3,548	1,799	2,933	808
Cash at bank and short-term deposits	9,303	798	7,191	449
	12,851	2,597	10,124	1,257
Current liabilities				
Creditors: amounts falling due within one year	(4,357)	(1,742)	(4,747)	(2,291)
Net current assets/(liabilities)	8,494	855	5,377	(1,034)
Total assets less current liabilities	462,613	462,763	417,260	416,872
Creditors: amounts falling due after one year	(39,152)	(39,152)	-	-
Minority interest - non-equity	(100)	-	(100)	-
Minority interest - equity	(274)	-	(288)	-
Net assets	423,087	423,611	416,872	416,872
Capital and reserves				
Called up share capital	102,266	102,266	102,266	102,266
Share premium account	7,453	7,453	7,453	7,453
Share purchase reserve	92,054	92,054	92,054	92,054
Capital redemption reserve	3,204	3,204	3,204	3,204
Capital reserve	216,705	216,683	208,935	208,707
Revenue reserve	1,405	1,951	2,960	3,188
Equity shareholders' funds	423,087	423,611	416,872	416,872
Net asset value per ordinary share - undiluted	413.7p	414.2p	407.6p	407.6p
Net asset value per ordinary share – diluted (see Note 4)	412.3p	412.8p	407.6p	407.6p

Schroder Ventures International Investment Trust plc
Unaudited Results

CONSOLIDATED CASHFLOW STATEMENT

	For the year ended to 30 June 2002 £'000	For the year ended to 30 June 2001 £'000
Operating activities		
Income received on investments	**1,567**	5,623
Interest received	**454**	570
Investment advisory income received	**5,047**	35
Administrative expenses	**(7,279)**	(2,417)
Net cash (outflow)/inflow from operating activities	**(211)**	3,811
Return on investments and servicing of finance		
Loan facility costs	**(550)**	(1,046)
Interest paid	**-**	(224)
Net cash outflow from investments and servicing of finance	**(550)**	(1,270)
Taxation		
Tax paid/(recovered)	**(117)**	185
Total tax (paid)/recovered	**(117)**	185
Capital expenditure and financial investment		
Purchase of fixed interest securities	**(316,731)**	(351,516)
Purchase of subsidiaries	**-**	(36)
Purchase of tangible fixed assets	**(311)**	-
Sale of fixed interest investments	**311,001**	452,217
Calls paid	**(77,474)**	(156,024)
Capital distributions received	**48,976**	53,647
Net cash outflow from capital expenditure and financial investment	**(34,539)**	(1,712)
Equity dividends paid		
Dividends	**(1,841)**	(4,182)
Total dividends paid	**(1,841)**	(4,182)
Financing		
Proceeds from convertible bond issue	**40,000**	-
Issue and listing costs of convertible bonds	**(675)**	-
Net cash inflow from financing	**39,325**	-
Net cash inflow/(outflow)	**2,067**	(3,168)
Reconciliation of net cash flow to movement in net (debt)/funds		
Increase/(decrease) in cash during the year	**2,067**	(3,168)
Cash acquired on purchase of subsidiaries	**-**	834
Exchange gain/(loss) on currency balances	**45**	(755)
Increase in convertible bonds	**(39,152)**	-
Change in net (debt)/funds	**(37,040)**	(3,089)
Net funds at the beginning of the period	**7,191**	10,280
Net (debt)/funds at the end of the period	**(29,849)**	7,191

Notes:

1. **Audit Status**

The above financial information is unaudited and does not amount to statutory accounts under Section 240 of the Companies Act 1985 (as amended). The information given as comparative figures for the financial year ended 30 June 2001 does not constitute the Company's statutory accounts for that financial year. Statutory accounts for the financial year ended 30 June 2001 have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

The statutory accounts for the year ended 30 June 2002 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

This announcement is prepared on the basis of the accounting policies as set out in the most recent published set of annual financial statements.

This statement was approved by the Board of Directors on 4 September 2002.

2. **Final Dividend**

No final dividend has been declared in respect of the year ended 30 June 2002.

3. **Convertible Bonds**

The initial conversion price of the bonds of 410p was at a 2.4p premium to June 2001 net asset value per share ("NAV"). The terms of the bonds provide that the initial conversion price will be adjusted by the amount that the NAV falls below 407p at either December 2001 or June 2002 (whichever is the greater) rounded down to the nearest penny. However, this adjustment only takes effect after the publication of the June 2002 Annual Report and Accounts. On this basis, the conversion price will be 399p, based on the December 2001 NAV of 396.3p.

4. **Diluted NAV**

At 30 June 2002, the diluted NAV's are 412.3p for the Group and 412.8p for the Company. The diluted NAV calculations assume that share options with a strike price lower than the undiluted NAV are exercised at the balance sheet date, resulting in the issue of 4,253,363 ordinary shares for consideration of £16,371,930. In addition, the £40m convertible bonds are assumed to convert at the balance sheet date at an exercise price of 410p into 9,756,097 ordinary shares.

For information, as described in note 3 above, the conversion price of the bonds will be adjusted downwards from 410p to 399p with effect from 21 days after publication of the annual report and accounts. Had the adjustment been effective at the balance sheet date, the £40m convertible bonds would have been assumed to convert into 10,025,062 ordinary shares, resulting in diluted NAV's of 411.4p for the Group and 411.8p for the Company.

5. **Annual Report & Accounts**

Copies of the report and accounts will be circulated to shareholders in September 2002, and from the date of release may also be obtained from the Registered Office of the Company at 31 Gresham Street, London, EC2V 7QA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

Date: 5 September 2002

By: John Spedding ....

For and on behalf of Schroder Investment Management Limited, Secretaries